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EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income before assessments	$269,974	$266,587	$177,187	$121,994	$124,628
Fixed charges	3,054,628	2,664,852	1,608,814	964,484	1,020,447

Income before assessments and fixed charges	3,324,602	2,931,439	1,786,001	1,086,478	1,145,075

Fixed Charges
Interest expense	3,053,401	2,663,585	1,607,602	963,299	1,019,216
1/3 of net rent expense(1)	1,227	1,267	1,212	1,185	1,231

Total fixed charges	$3,054,628	$2,664,852	$1,608,814	$964,484	$1,020,447

Ratio of earnings to fixed charges	1.09	1.10	1.11	1.13	1.12

(1)
Represents an estimated interest factor.

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  EXHIBIT 12